Exhibit D-4

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2023 on Form 18-K filed with the SEC on September 19, 2024, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2023, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2023.

GENERAL

In 2024, the Republic’s GDP increased by 3.2% compared to the previous year. The Republic’s GDP increased by 2.1% in the third quarter of 2024 compared with the same quarter of 2023. The Republic’s GDP increased by 3.0% in the fourth quarter of 2024 compared with the same quarter of 2023. The Republic’s GDP increased by 2.0% in the first quarter of 2025 compared with the same quarter of 2024. See “— Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of July 9, 2025:

Number of Seats
Justice and Development Party (AKP)	272
Republican People’s Party (CHP)	135
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	29
New Path Party (YYP)	22
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Future Party (GP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	11
Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

World Bank

On June 3, 2025, Board of Executive Directors of the World Bank has approved a €757.1 million loan for the modernization of Türkiye’s irrigation infrastructure under the Türkiye Irrigation Modernization-2 Project.

United States

On May 17, 2025, President Recep Tayyip Erdogan said the Türkiye-US partnership is vital for establishing stability in the region and in the world. President Erdogan stated that Turkiye is striving to create a constructive and result-oriented dialogue platform. President Erdogan addressed longstanding tensions related to defense cooperation and sanctions, saying: “Regarding CAATSA, we can comfortably say there is a softening.” and adding that there should be no constraints on defense collaboration between the two nations.

On June 25, 2025, Turkish President Recep Tayyip Erdogan welcomed recent progress on the delivery of F-35 fighter jets to Türkiye. President Erdogan said that teams are continuing work on the maintenance and modernization of F-16s as well as on procurement related to the F-35s, in a news conference in The Hague after a NATO summit.

Russia and Ukraine

On 26 May 2025, Turkish Foreign Minister Hakan Fidan met Russia’s President Vladimir Putin in a meeting that addresses recent initiatives aimed at ending Russia-Ukraine war. On May 30, 2025, Turkish Foreign Minister Hakan Fidan met Ukrainian President Volodymyr Zelenskyy in Kyiv. Minister Fidan, who traveled to Ukraine on an official visit, also met Andriy Yermak, head of the Ukrainian presidential office, and Ukrainian Defense Minister Rustem Umerov as well as his Ukrainian counterpart Andrii Sybiha.

On May 30, 2025, President Recep Tayyip Erdogan told his Ukrainian counterpart over phone that holding talks at the leadership level between Ukraine and Russia after negotiations between delegations will benefit peace process. President Erdogan said discussing a possible ceasefire in the second round of Russia-Ukraine talks planned to be held in Istanbul will pave way for peace.

On June 2, 2025, delegations from Russia and Ukraine met in Istanbul for the second round of Russia-Ukraine peace talks, with Türkiye serving as the facilitator. Turkish Foreign Minister Hakan Fidan delivered the opening speech at the meeting. Minister Fidan said the priority is to achieve a lasting peace between the two countries, stressing Türkiye stands ready to take any step necessary to facilitate the process. Later, Minister Fidan praised the constructive atmosphere of the second Russia-Ukraine peace talks in Istanbul. Minister Fidan said that the parties agreed on an expanded humanitarian exchange, shared memorandums reflecting their perspectives on the ceasefire and settlement, and agreed to begin technical-level work on these texts in the coming days.

On June 2, 2025, President Recep Tayyip Erdogan said his greatest wish is to bring Russian President Vladimir Putin and Ukrainian President Volodymyr Zelenskyy together in Istanbul or Ankara. President Erdogan said that he would like to bring the US President Donald Trump along as well. In response, the White House spokesperson Karoline Leavitt told President Trump is open to sitting down with his Russian and Ukrainian counterparts in Türkiye as part of a broader initiative to end the war.

Iran & Israel

On June 16, 2025, Turkish President Recep Tayyip Erdogan said Türkiye has advocated discussions on Iran’s nuclear program taking place at the negotiating table from the very start, and it has the same stance today. President Erdogan said that Türkiye has been making intense diplomatic effort to halt clashes in the Israel-Iran conflict.

On June 17, 2025, Türkiye’s parliament unanimously accepted a motion condemning in the strongest terms Israel’s genocide in Gaza, all actions threatening regional peace, and its attacks on Iran.

On June 20, 2025, Turkish President Recep Tayyip Erdogan said that the spiral of violence triggered by Israel’s attacks could harm the region and Europe in terms of migration and the possibility of nuclear leakage in a phone call with German Chancellor Friedrich Merz.

On June 27, 2025, Turkish Foreign Minister Hakan Fidan said there is currently a period of silence in the Israel- Iran conflict, but that an agreement between Iran and the United States is necessary to make the cessation of hostilities more permanent. Minister Fidan said that “it is in [Türkiye’s] interest and in the interest of the region that wars do not break out and that existing ones come to an end”.

Iraq & Syria

On May 24, 2025, Turkish Foreign Ministry spokesperson Oncu Keceli said that the recent U.S. and EU moves to lift sanctions on Syria are encouraging. The spokesperson also told that Türkiye will continue to support initiatives that contribute to Syria’s economic development through its institutional capacity, the entrepreneurial strength of its private sector, and activities carried out in collaboration with all third-country partners.

On May 24, 2025, Turkish President Recep Tayyip Erdogan emphasized the strengthening of Türkiye-Syria bilateral ties and cooperation in all areas, especially energy, defense, and transportation, during his meeting with his Syrian counterpart Ahmed al-Sharaa. During the meeting, President Erdogan expressed his belief that Syria will see brighter and more peaceful days ahead, and he affirmed that Türkiye will continue to stand by Syria as it has until now.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of July 3, 2025, Türkiye had granted temporary protection to 2,646,142 Syrians.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15,012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4,687 billion. In the second quarter of 2023, nominal GDP was TL 5,571 billion. In the third quarter of 2023, nominal GDP was TL 7,759 billion. In the fourth quarter of 2023, nominal GDP was TL 8,528 billion. Nominal GDP was approximately TL 26,546 billion in 2023. In the first quarter of 2024, nominal GDP was TL 8,858 billion. In the second quarter of 2024, nominal GDP was TL 9,926 billion. In the third quarter of 2024, nominal GDP was TL 11,893 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 12,704 billion. Nominal GDP was approximately TL 43,411 billion in 2024. In the first quarter of 2025, nominal GDP was TL 12,125 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 30, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2023 Q3	2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
1.	A- Agriculture, forestry and fishing	10.7	5.2	2.3	3.9	10.0	5.1	2.2
2.	BCDE- Industry	21.6	22.8	21.8	19.9	19.0	19.7	19.2
3.	F- Construction	5.2	5.4	6.2	6.5	5.9	5.5	6.2
4.	GHI- Services	26.0	27.3	25.7	26.4	25.4	26.4	24.9
5.	J- Information and communication	2.2	2.9	2.3	2.6	2.4	3.0	2.6
6.	K- Financial and insurance activities	2.8	2.9	3.8	3.6	3.3	2.9	3.8
7.	L- Real estate activities	3.6	3.7	4.8	5.3	5.2	5.2	6.8
8.	MN- Professional, administrative and support service activities	4.7	5.5	5.3	5.5	4.9	5.9	5.8
9.	OPQ- Public administration, education, human health and social work activities	9.9	9.8	13.4	12.0	11.4	11.7	14.0
10.	RST- Other service activities	1.7	2.7	3.0	2.0	1.7	2.6	3.1
11.	Sectoral total	88.5	88.2	88.7	87.7	89.0	88.0	88.6
12.	Taxes-Subsidies	11.5	11.8	11.3	12.3	11.0	12.0	11.4
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.5	4.6	6.5	4.6
2024	5.4	2.4	2.2	3.0
2025	2.0

Source: TURKSTAT

In June 2025, the Republic’s monthly CPI increased by 1.37% and domestic PPI increased by 2.46% compared to the previous month. In June 2025, the Republic’s annual CPI and domestic PPI increased by 35.05% and 24.45%, respectively, as compared to the same month of the previous year.

On June 18, 2025, the Government offered an interest rate of 44.19% for its 686-day TL denominated fixed coupon Government Bond, compared to 41.94% for its 623-day TL denominated fixed coupon Government Bond on June 5, 2024.

On June 11, 2025, the Government offered an interest rate of 37.88% for its 1554-day TL denominated fixed coupon bond issuance compared to 32.94% for its 1610-day TL denominated fixed coupon Government Bond on June 12, 2024.

The industrial production index increased by 3.3% in April 2025 compared to the same month of the previous year.

In May 2025, the seasonally adjusted unemployment rate decreased by 0.2 percentage points to 8.4% as compared to the previous month. In May 2025, the seasonally adjusted employment rate realized as 49.0% with 0.1 percentage point increase compared to the previous month and the number of employed people increased by 100,000 to 32.519 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

	Unemployment
2024	Rate (%)	Unemployment (thousands)
January	9.1	3,218
February	8.6	3,097
March	8.8	3,141
April	8.5	3,029
May	8.4	3,029
June	9.2	3,253
July	8.9	3,150
August	8.5	3,061
September	8.7	3,099
October	8.8	3,156
November	8.5	3,058
December	8.5	3,026

2025
January	8.5	3,003
February	8.2	2,902
March	8.0	2,843
April	8.6	3,041
May	8.4	2,972

Source: TURKSTAT

TOURISM

In 2024, the number of foreign visitors visiting the Republic increased by 6.95% to 52,629,283 people compared to the previous year. In May 2025, the number of foreign visitors visiting the Republic decreased by 1.81% to 5,037,447 people compared to the same month in 2024. In the fourth quarter of 2024, tourism revenues increased by 14.5% compared to the same period of 2023 and reached U.S.$13,788,036,000. In 2024, tourism income increased by 8.3% and reached U.S.$61,103,419,000 compared to the previous year. In the first quarter of 2025, tourism income increased by 5.6% compared to the same period of 2024 and reached U.S.$9,451,244,000.

EMPLOYMENT AND WAGES

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In May 2025, the seasonally adjusted total civilian employment was 32.519 million and the seasonally adjusted labor force participation rate was at 53.5% without any change compared to the previous month.

As of May 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 446.37 billion.

As of May 2025, 75.90 % of the Unemployment Insurance Fund was invested in bonds, 22.71% of the assets were held in deposits and 1.39% of the assets were held in Takasbank Money Market.

As of April 2025, there were 393 pension funds offered to the public. As of April 2025, the total net asset value of these funds increased to approximately TL 1.449 billion from approximately TL 962.90 million in April 2024.

On February 1, 2025, the Presidential Decree No.9488 approving the National Employment Strategy (2025-2028), prepared by the Ministry of Labor and Social Security, was published in the Official Gazette No.32800. The National Employment Strategy (2025-2028) aims to reduce the unemployment rate to 7.5% and informal employment to 23.4% by 2028. The strategy also seeks to increase the employment rate to 52.5% and female workforce participation to 40.1%. The strategy is built upon four key policy areas, which are promoting green and digital transformation in the labor market, enhancing inclusive employment, strengthening the link between social protection and employment, and developing sustainable employment in rural areas.

On February 4, 2025, President Recep Tayyip Erdogan announced the launch of ISKUR Youth Programme, which is a new work model where university students can work for a salary. President Erdogan said “we will provide support of TL 5,415 for students who participate in the program for five days a month with a daily payment of TL 1,083, and approximately TL 15,162 for those who participate for 14 days.”

FOREIGN TRADE AND BALANCE OF PAYMENTS

In April 2025, the trade balance posted a deficit of U.S.$12.092 billion, with a 22.3% increase compared with April 2024. In April 2025, total goods imported (c.i.f.), including gold imports increased by 12.7% over the same in April 2024, reaching U.S.$32.893 billion. In April 2025, the import of capital goods, which are used in the production of physical capital, increased by 14.5% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 12.5% over the same period in 2024; and the import of consumption goods increased by 10.3% over the same period in 2024. In April 2025, total goods exported (f.o.b.), increased by 7.8% to U.S.$20.801 billion, as compared to approximately U.S.$19.293 billion during the same period of 2024. As of April 2025, 12 months rolling total exports (f.o.b.) were approximately U.S$265 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2023 amounted to U.S.$255.627 billion and U.S.$361.967 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$435 million in April 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

April 2025*
in millions of U.S.
Dollars
CURRENT ACCOUNT	-7,864
Trade Balance	-9,891
Goods Exports	20,746
Goods Imports	30,637
Services	3,903
Primary Income	-1,790
Secondary Income	-86
CAPITAL ACCOUNT	-7
FINANCIAL ACCOUNT	17,347
Direct Investment: Net acquisition of financial assets	676
Direct Investment: Net incurrence of liabilities	408
Portfolio Investment: Net acquisition of financial assets	1,386
Portfolio Investment: Net incurrence of liabilities	-9,491
Other Investment: Net acquisition of financial assets	-4,087
Other Investment: Net incurrence of liabilities	-10,289
RESERVE ASSETS	-24,988
NET ERRORS AND OMISSIONS	230

*	Analytic Presentation

In April 2025, the volume of crude oil imports decreased by 4.98% compared to April 2024. In April 2025, natural gas imports increased by 69.54% to 4,060.82 million cubic meters compared to 2,395.25 million cubic meters in April 2024. In April 2025, liquefied petroleum gas imports decreased by 17.51% to 244,449.50 tons compared to 296,345.32 tons in April 2024.

As of May 2025, total gross international reserves were U.S.$153,190 million (compared to U.S.$143,648 million as of May 2024). As of May 2025, gold reserves were U.S.$83,164 million (compared to U.S.$59,740 million as of May 2024) and the Central Bank gross foreign exchange reserves were U.S.$62,402 million as of May 2025 (compared to U.S.$76,464 million as of May 2024).

As of May 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$60,307 million (compared to approximately U.S.$50,871 million as of May 2024). As of May 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$42,031 million (compared to approximately U.S.$45,846 million as of May 2024).

As of July 3, 2025, the Central Bank held approximately TL795.22 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on May 22, 2025, inflation is projected to decline to 8% in 2027 before stabilizing at the medium-term inflation target of 5%. On July 9, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 39.9621 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

As of June 27, 2025, the Central Bank’s international reserve level was approximately U.S.$154.4 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

On September 21, 2024, the CBRT announced that it had decided to take the following steps:

•

Reserve requirement ratios for Turkish Lira deposits and the ratio for Turkish Lira-denominated required reserves that should be maintained for foreign currency (FX) deposits were changed as follows. The new ratios were applied as of September 27, 2024.

	Previous Ratio	New Ratio
Short-term TL deposits (1)	12%	15%
Long-term TL deposits (2)	8%	10%
Maintenance of TL for FX deposits	8%	5%

(1)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) – Demand, notice, with maturities up to one month and up to (and including) three months.
(2)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) with maturities up to 6 months, up to one year, one year and longer than one year.

•	The remuneration of required reserves that should be maintained for Turkish Lira deposits will no longer be conditional on the transition-to-Turkish Lira rate.

The maximum commission rate of 5% applied based on the level of transition-to-Turkish Lira rate has been raised to 8%.

On February 4, 2025, the CBRT announced that it had revised the reserve requirement ratios to strengthen the monetary transmission mechanism. Accordingly, among banks’ Turkish lira liabilities with maturities up to one year (including one year), the reserve requirement ratios have been raised from 8% to 12% for:

•	Funds from repo transactions from abroad,

•	Loans obtained from abroad, and

•	Deposits/participation funds from banks abroad.

Between November 5-6, 2024, the 11th Summit of the Organization of Turkic States was held in Bishkek, the capital of Kyrgyzstan. At the summit, the Central Bank of the Republic of Azerbaijan, the National Bank of the Republic of Kazakhstan, the National Bank of the Kyrgyz Republic, the CBRT and the Central Bank of the Republic of Uzbekistan signed a Memorandum of Understanding on the establishment of the Council of Central (National) Banks of the Member States of the Organization of Turkic States.

On November 8, 2024, the Central Bank released the fourth Inflation Report of 2024. In this report, the Central Bank stated that inflation was projected to be 44% at the end of 2024, 21% at the end of 2025, and 12% at the end of 2026.

On November 21, 2024, the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 50 percent. The Committee stated that the tight monetary stance would be maintained until a significant and sustained decline in the underlying trend of monthly inflation would be observed, and inflation expectations would converge to the projected forecast range.

On November 22, 2024, the Central Bank decided to take the following simplification steps on macroprudential framework:

•

Reserve requirement ratios for TL deposits and the ratio for TL-denominated required reserves that should be maintained for foreign currency (FX) deposits were changed as follows. The reserve requirements according to the new ratios were maintained as of December 6, 2024.

	Previous Ratio	New Ratio
Short-term TL deposits (1)	15%	17%
Maintenance of TL for FX deposits	5%	4%

(1)	Turkish Lira deposits/participation funds (excluding deposits/participation funds obtained from banks abroad) — Demand, notice, with maturities up to 1 month and up to (and including) 3 months.

•	The TL deposit share target for legal persons was abolished.

•	The total target for KKM accounts’ transition to TL and renewals was reduced from 75% to 70%.

On December 5, 2024, the Central Bank decided to reduce the haircut which was applicable to the Open Market Operations, Interbank Money Market and Foreign Exchange Market operations at the Central Bank, for the CPI- indexed GDDS and lease certificates from 80% to 30%.

On December 26, 2024, the Monetary Policy Committee decided to reduce the policy rate (the one-week repo auction rate) from 50% to 47.5%. The Committee also decided to adjust the monetary policy operational framework by setting the Central Bank overnight borrowing and lending rates 150 basis points below and above the one-week repo auction rate, respectively. The Committee stated that the decisiveness regarding tight monetary stance was bringing down the underlying trend of monthly inflation and strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute significantly to this process.

On December 25, 2024, the CBRT announced that it will hold eight meetings in 2025 on a preannounced timetable. In addition to this, the CBRT will continue to simplify the macro prudential framework and terminate the KKM account scheme in 2025.

On January 23, 2025, the Monetary Policy Committee decided to reduce the policy rate (the one-week repo auction rate) from 47.5% to 45%. The Committee stated that the decisiveness regarding tight monetary stance is strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy will also contribute significantly to this process.

On February 7, 2025, the Central Bank released the first Inflation Report of 2025. In this report, the Central Bank stated that inflation was projected to be 24% at the end of 2025, 12% at the end of 2026, and 8% at the end of 2027.

On February 13, 2025, the CBRT signed a Memorandum of Understanding with the State Bank of Pakistan, laying the groundwork for enhanced cooperation on central banking issues. In the framework of the Memorandum of Understanding, the two central banks aspire to foster cooperation and carry out technical activities in the field of central banking.

On February 15, 2025, the CBRT announced that legal entities would no longer be able to open or renew FX- protected deposit accounts, including YUVAM accounts. Furthermore, FX-protected deposit accounts held by legal entities will no longer be included in the targets for FX-protected deposit accounts’ renewal and transition to Turkish lira.

On March 1, 2025, the CBRT announced that, taking into account recent developments in foreign currency loans, it decided to support its tight monetary stance with the following adjustments to the loan growth-based reserve requirement practice:

•	The monthly growth limit for foreign currency loans has been reduced from 1% to 0.5%.

•	The scope of foreign currency loans exempted from the growth limit has been narrowed.

On March 6, 2025, the Monetary Policy Committee decided to reduce the policy rate (the one-week repo auction rate) from 45% to 42.5%. The Committee stated that decisiveness regarding tight monetary stance was strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute significantly to this process.

On March 18, 2025 the CBRT announced that an investigation was being carried out by judicial authorities against companies under its oversight and supervision including Pay Fix Elektronik Para ve Ödeme Hizmetleri A.Ş. (Pay Fix), İninal Ödeme ve Elektronik Para Hizmetleri A.Ş. (İninal), and Aypara Ödeme Kuruluşu A.Ş. (Aypara).

On March 20, 2025, the CBRT announced that it will start conducting Turkish lira-settled foreign exchange forward selling transactions in order to ensure the sound functioning of the foreign exchange market, prevent possible volatilities in exchange rates and to stabilize foreign exchange liquidity.

On March 20, 2025, the CBRT announced that the Monetary Policy Committee (the Committee) had convened to exchange views on recent financial market developments. Assessing the risks that these developments may pose to the inflation outlook, measures have been taken to support the tight monetary stance. Accordingly, the Committee has decided to raise the Central Bank’s overnight lending rate to 46 percent. The policy rate (the one-week repo auction rate), and the Central Bank overnight borrowing rate were kept at 42.5 percent and 41 percent, respectively. Furthermore, TL and FX liquidity measures have been introduced to limit market volatility. It was also stated that additional actions would be taken if deemed necessary to maintain the sound functioning of financial markets.

On March 20, 2025, the CBRT announced that considering the developments in the financial markets, it has been decided to suspend the one-week repo auctions for a period of time.

On March 21, 2025, the CBRT announced that it would issue liquidity bills with maturities of up to 91 days as part of the effective use of implementing sterilization tools to strengthen the monetary transmission mechanism and support the tight monetary stance.

On April 17, 2025, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 42.5% to 46%. The Committee stated that its tight monetary stance will be maintained until price stability is achieved via a sustained decline in inflation. The Monetary Policy Committee added that the policy rate will be determined in a way to ensure the tightness required by the projected disinflation path taking into account realized and expected inflation, and the underlying trend of inflation, and that the Committee will adjust the policy rate prudently on a meeting-by-meeting basis with a focus on the inflation outlook. The Committee stressed that the monetary policy stance will be tightened in case a significant and persistent deterioration in inflation is foreseen.

On April 24, 2025, the CBRT announced that the CBRT and the National Bank of the Republic of Kazakhstan signed a Turkish lira-Kazakhstani tenge bilateral swap arrangement. According to the announcement, the swap arrangement allows for the exchange of local currencies between the two central banks of up to TL 28.0 billion or Kazakhstani tenge 423 billion. The arrangement will be effective for three years and could be extended by mutual agreement between the two sides. This arrangement is designed to promote bilateral trade through a swap-financed trade settlement facility and financial cooperation between the two countries.

On May 3, 2025, the CBRT announced that the following changes have been made in the macroprudential framework to support transition to the Turkish lira;

1. Reserve requirement ratios for FX deposits have been raised by 200 basis points across all maturities.

2. The reserve requirement ratio for funds that are derived from FX repo transactions with residents of a maturity up to one year has been raised by 400 basis points and the calculation method has been changed.

3. A monthly increase target of 0.3 points for TL deposit share of legal persons has been introduced for banks with a share lower than 60%.

4. The remuneration rate applied to required reserves maintained for Turkish lira deposits has been raised from 84% to 86% of the CBRT’s weighted average funding cost.

5. With an amendment made to the Exports Circular as per the decision of the Ministry of Treasury and Finance, the minimum share of export proceeds to be sold to the CBRT shall be 35% until July 31, 2025.

6. The FX conversion support rate, which is applied to firms’ foreign currency conversions of export proceeds to the Turkish lira, has been raised to 3% until July 31, 2025.

On June 19, 2025, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

On May 22, 2025, the Central Bank released the second Inflation Report of 2025. In this report, the Central Bank stated that inflation was projected to be 24% at the end of 2025, 12% at the end of 2026, and 8% at the end of 2027.

On May 24, 2025, the CBRT announced the following changes to the reserve requirement ratios for short-term Turkish lira-denominated funding obtained from abroad. The reserve requirement ratio which was 12% for maturities up to 1 year for Turkish lira-denominated funds from repo transactions abroad has been differentiated across maturities and loans obtained from abroad have been raised to:

•	18% for maturities up to one month, and

•	14% for maturities up to three months.

On May 27, 2025, as part of the investigation no. 2024/231483 of Istanbul Chief Public Prosecutor’s Office based on the reports of the Central Bank of the Republic of Türkiye (CBRT), the Financial Crimes Investigation Board (MASAK) and other relevant institutions, the Savings Deposit Insurance Fund (SDIF) has been appointed as trustee of Papara Elektronik Para A.Ş. (the Institution) by the relevant court.

On June 13, 2025, the Central Bank of the Republic of Türkiye and the People’s Bank of China signed a Memorandum of Understanding (MoU) on establishing the renminbi clearing arrangements which would promote the facilitation of bilateral trade and investment. Governor Fatih Karahan, Ph.D., and Governor Pan Gongsheng, Ph.D., signed the MoU.

On June 13, 2025, the Central Bank of the Republic of Türkiye and the People’s Bank of China renewed the Turkish lira-Chinese yuan bilateral swap arrangement. Governor Fatih Karahan, Ph.D., and Governor Pan Gongsheng, Ph.D., signed the arrangement.

On June 19, 2025, the Monetary Policy Committee (the Committee) has decided to keep the policy rate (the one-week repo auction rate) at 46 percent. The Committee has also maintained the Central Bank overnight lending rate and the overnight borrowing rate at 49 percent and 44.5 percent, respectively. The Committee stated that the decisiveness regarding tight monetary stance was strengthening the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute significantly to this process.

On June 21, 2025, the CBRT announced that the following changes have been made in the macroprudential framework to support transition to the Turkish lira;

1)

The growth targets for real-person TL deposit shares have been increased for banks with a share below 60%, while a monthly growth target of 0.4 points has been introduced for banks with a share between 60% and 65%.

2)	The reserve requirement ratio for FX-protected deposit (KKM) accounts has been raised from 33% to 40%.

3)	The minimum interest rate applicable to KKM accounts has been reduced from 50% to 40% of the policy rate.

4)	The target for transition of KKM accounts to TL has been abolished, while the total target for KKM renewals and transition to TL has been maintained.

5)

Floating-rate TL deposit accounts can now be opened with maturities longer than one month. Furthermore, the reserve requirement ratios for CPI-, PPI-, and TLREF-indexed deposits have been set at 10% for all maturities.

6)	The ratio for TL-denominated required reserves that should be maintained for FX deposits has been reduced from 4% to 2.5%.

BANKING SYSTEM

As of May 2025, the banking system in the Republic had a capital adequacy ratio of 17.50% and a relatively low non-performing loan ratio of 2.09%.

As of May 2025, the loan to deposit ratio and return on average assets of the banking sector were 88.49% and 1.12%, respectively.

As of June 21, 2025, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts and other liabilities were between 0% and 40% depending on maturity. As of that date, RRRs were 17% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including three months). As of same date, RRRs were 10% for deposits/participation accounts with maturities up to six months (including six months) and one-year, with one-year or longer maturity. Furthermore, as of same date, the RRRs were 40% for KKM accounts up to six-month maturity (including six-month), and 22% for KKM accounts up to one-year, with one-year or longer maturity.

With its decision dated May 29, 2025 (published in the Official Gazette dated June 4, 2025), the BRSA granted an operating license to Aytemiz Yatırım Bankası A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated 23 May 2024.

With its decision dated May 30, 2025 (published in the Official Gazette dated June 4, 2025), the BRSA allowed Halk Katılım Bankası A.Ş., to be established as a participation bank.

With its decision dated June 13, 2025 (published in the Official Gazette dated June 4, 2025), the BRSA granted an operating license to Galata Varlık Yönetim A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated December 12, 2024.

With its decision dated June 19, 2025 (published in the Official Gazette dated June 24, 2025), the BRSA granted an operating license to Fair Finansal Kiralama A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated February 6, 2025.

With its decision dated June 19, 2025 (published in the Official Gazette dated June 24, 2025), the BRSA granted an operating license to Ortak Finans Katılım Faktöring A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated January 9, 2025.

PUBLIC FINANCE AND BUDGET

From January to December 2024, the Central Government consolidated budget expenditures were approximately TL 10,777.01 billion (compared to approximately TL 6,588.02 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 8,670.87 billion (compared to approximately TL 5,207.57 billion in 2023), the Central Government consolidated budget deficit was approximately TL 2,106.15 billion (compared to a deficit of approximately TL 1,380.45 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 836 billion (compared to a deficit of approximately TL 706 billion in 2023). In December 2024, the Turkish Grand National Assembly approved the 2025 budget. The 2025 budget projects expenditures of TL 14.7 trillion and revenues of TL 12.8 trillion for the upcoming year.

From January to May 2025, the Central Government consolidated budget expenditures were approximately TL 5,339.46 billion (compared to approximately TL 3,712.05 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 4,689.15 billion (compared to approximately TL 3,240.15 billion in 2024), the Central Government consolidated budget deficit was approximately TL 650.30 billion (compared to a deficit of approximately TL 471.90 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 185.46 billion (compared to a surplus of approximately TL 3.24 billion in 2024).

In May 2025, the Central Government consolidated budget expenditures were approximately TL 1,089.74 billion (compared to approximately TL 787.73 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 1.324.97 billion (compared to approximately TL 1.007.14 billion during the same month of 2024), the Central Government consolidated budget surplus was approximately TL 235.23 billion (compared to a surplus of approximately TL 219.41 billion during the same month of 2024), and the Central Government consolidated budget primary surplus was approximately TL 346.39 billion (compared to a deficit of approximately TL 330.05 billion during the same month of 2024).

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (May)
Budget Expenditures	2,942,748	6,588,016	10,777,009	1,089,743
1-Excluding Interest	2,631,845	5,913,401	9,506,553	978,586
Compensation of Employees	615,296	1,324,584	2,665,963	275,106
Social Security Contributions	96,864	185,783	332,157	34,118
Purchase of Goods and Services	257,660	453,895	744,865	85,039
Current Transfers	1,126,363	2,373,847	3,863,599	456,682
Capital Expenditures	276,896	544,011	943,100	98,979
Capital Transfers	48,822	858,256	640,357	4,977
Lending	209,944	173,025	316,513	23,685
2-Interest	310,903	674,615	1,270,455	111,156
Budget Revenues	2,800,088	5,207,566	8,670,863	1,324,971
1-General Budget Revenues	2,738,809	5,097,258	8,439,045	1,302,121
Taxes	2,353,438	4,501,109	7,304,863	1,196,410
Property Income	104,705	133,137	135,593	17,436
Grants and Aids and Special Revenues	28,000	24,987	175,283	9,372
Interest, Shares and Fines	237,727	408,974	787,914	76,169
Capital Revenues	12,357	17,507	23,665	2,690
Collections from Loans	2,583	7,356	11,727	44
2-Special Budget Institutions	48,430	85,135	187,878	18,107
3-Regularity & Supervisory Institutions	12,849	25,174	43,941	4,744
Budget Balance	-142,660	-1,380,450	-2,106,145	235,229
Balance Excluding Interest	168,243	-705,835	-835,690	346,385

Source: Ministry of Treasury and Finance

According to the Medium Term Program covering the period 2025-2027, primary surplus/GDP projections are 0% for 2025, 0.3% for 2026 and 0.6% for 2027.

PRIVATIZATION

As of July 4, 2025, the privatization implementations of Türkiye amounted to approximately U.S.$121.7 million in 2024 and approximately U.S.$929.1 million in 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$72.53 billion as of July 4, 2025.

DEBT

As of May 2025, the average maturity of the Republic’s domestic cash borrowing was 32.5 months, as compared to 54.2 months as of May 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 39.46% as of May 2025, compared to 35.44% as of May 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$527,495 million (at then-current exchange rates) at the end of the first quarter of 2025.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
GROSS EXTERNAL DEBT	490,741	493,241	504,234	516,738	515,976	527,495
SHORT-TERM	175,748	173,952	178,645	177,214	179,894	178,877
Public Sector	34,473	37,681	38,310	39,576	39,834	42,093
Central Bank	46,360	46,158	44,691	38,372	34,775	30,096
Private Sector	94,915	90,113	95,644	99,266	105,285	106,688
LONG-TERM	314,993	319,289	325,589	339,514	336,082	348,618
Public Sector	166,698	169,524	172,815	180,412	176,540	178,442
Central Bank	0	0	0	0	0	0
Private Sector	148,294	149,765	152,774	159,103	159,542	170,175

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 25.3% in the first quarter of 2025. The Republic also maintains a large cash balance to cover its financing needs. As of July 8, 2025, the Republic’s cash account with CBRT was approximately TL 1,200 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2025, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2019	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	4,318	5,049	7,256	15,012	26,546	43,411		12,125	**
Real GDP Growth (%)	0.8	1.9	11.4	5.5	5.1	3.2		2.0	**
Unemployment (%)	13.7	13.1	12.0	10.4	9.4	8.7		8.4	****
Consumer Price Index (%)	11.84	14.60	36.08	64.27	64.77	44.38		35.05	*****
Domestic Producer Price Index (%)	7.36	25.15	79.89	97.72	44.22	28.52		24.45	*****
Current Account Balance (in millions of U.S.$)	15,014	-30,976	-6,221	-46,283	-39,877	-10,074		-7,864	***
Central Government External Debt Stock (in millions of U.S.$)	96,443	102,317	109,732	113,715	119,607	121,785		123,012	****
Public Sector Borrowing Requirement/GDP (%)	3.25	3.93	2.54	2.38	5.62	4.92	†	2.74	*

*	2025-2027 Medium Term Program.
**	As of Q1.
***	As of April 2025.
****	As of May 2025. Unemployment data for May 2025 is seasonally adjusted.
*****	As of June 2025.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From May 14, 2025 to July 4, 2025, the Istanbul Stock Exchange National 100 Index increased by 5.92%